Exhibit 99.1

NOVADAQ TECHNOLOGIES INC.

ANNUAL INFORMATION FORM

For the year ended December 31, 2013

March 28, 2014

TABLE OF CONTENTS

ITEM 1.	CORPORATE STRUCTURE		4
	1.1	Name, Address and Incorporation	4
	1.2	Inter-Corporate Relationships	4
ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS		4
	2.1	Overview	4
	2.2	Three-Year History	5
ITEM 3.	NARRATIVE DESCRIPTION OF THE BUSINESS		7
	3.1	General	7
	3.2	Business Strategy	9
	3.3	Business Operations	10
	3.4	Manufacturing Operations	12
	3.5	Alliances and Partnerships	13
	3.6	Major Customers and Segment Revenues	14
ITEM 4.	BUSINESS RISK FACTORS		16
ITEM 5.	ACQUISITIONS		25
ITEM 6.	INTELLECTUAL PROPERTY		25
ITEM 7.	HUMAN RESOURCES		26
ITEM 8.	FACILITIES		26
ITEM 9.	DIVIDENDS		26
ITEM 10.	DESCRIPTION OF CAPITAL STRUCTURE		26
ITEM 11.	MARKET FOR SECURITIES		28
	11. 1	Trading Price and Volume	28
	11. 2	Prior Sales	29
ITEM 12.	DIRECTORS AND OFFICERS		29
	12. 1	Directors and Senior Management	29
	12. 2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	33
	12. 3	Conflicts of Interest	33
ITEM 13.	LEGAL PROCEEDINGS		33
ITEM 14.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		34
ITEM 15.	TRANSFER AGENT AND REGISTRARS		34
ITEM 16.	MATERIAL CONTRACTS		34
ITEM 17.	INTERESTS OF AUDITORS		34
ITEM 18.	ADDITIONAL INFORMATION		34
APPENDIX “A” AUDIT COMMITTEE INFORMATION			35
SCHEDULE I AUDIT COMMITTEE CHARTER OF NOVADAQ TECHNOLOGIES INC.			37

Special Note Regarding Forward Looking Statements

This Annual Information Form for Novadaq Technologies Inc. (“Novadaq” or the “Company”) contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, PINPOINT® Endoscopic Fluorescence Imaging System, LUNA™ Fluorescence Angiography System and Firefly™ System sales, placements and utilization rates, reimbursement for the SPY, SPY Elite, PINPOINT, LUNA and Firefly procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation (“LifeCell”), the license and supply agreements with Intuitive Surgical®, Inc. (“Intuitive”), the distribution agreements with MAQUET Cardiovascular (“MAQUET”), Swissray Asia, CHC Healthcare Group and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, PINPOINT, LUNA and Firefly and the clinical results of the use of SPY, SPY Elite, PINPOINT, LUNA and Firefly or the CO2 Heart Laser™ System for Transmyocardial Revascularization (“TMR”). While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and actual results may vary materially from the disclosure herein.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that implemented reimbursement codes will not affect acceptance or usage of SPY technology systems; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of its intellectual property (“IP”) and third party intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar.

Certain of the risks and uncertainties affecting the Company are included in greater detail in the “Risk Factors” section within this Annual Information Form. Forward-looking information is provided in this Annual Information Form for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking information for any other purpose.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this Annual Information Form.

Unless specified otherwise, all dollar amounts refer to Canadian dollars.

ITEM 1.	CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

Novadaq was incorporated under the Canada Business Corporations Act on April 14, 2000. The registered and principal office of the Company is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9.

1.2	Inter-Corporate Relationships

The Company has one wholly owned subsidiary, Novadaq Corp., incorporated under the laws of the State of Delaware in July of 2005, which is involved in the Company’s commercial activities in the United States (“U.S.”).

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Overview

Novadaq (TSX: NDQ; NASDAQ: NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed. Founded in 2000, the Company has a limited operating history. The focus of its operations began with research and development and in mid-2005, the Company launched its first commercial application for the SPY Intraoperative Imaging System in the U.S. In 2009 through 2012, the Company formed certain alliances with market leading companies for the broader commercialization of Novadaq’s leading products. In 2013, Novadaq established a direct U.S. sales team to focus on the sale of the Company’s newest products, PINPOINT and LUNA Imaging Systems. Despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development and acquisition in order to expand the applications of its current and future imaging platform and direct sales offerings.

The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and outpatient surgery centers. SPY Imaging technology has a strong record of safety and does not expose the patient or the hospital or clinic staff to ionizing radiation. The SPY Imaging technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons and wound care specialists treating life-threatening illnesses such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases that result in chronic non-healing wounds, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue, such as skin and organs. More than 88 peer-reviewed publications report experiences using SPY Imaging technologies in open, robotic and endoscopic surgeries, as well as wound care. Published literature supports that the use of SPY Imaging enhances intra-procedural decision-making and enables surgeons and other specialists to repair or remove tissue that could, otherwise, lead to post-operative complications, which increase overall treatment costs if not addressed during the surgical procedure.

A portion of Novadaq’s current revenues come from alliances formed with leading companies in relevant markets where SPY Imaging and the SPY technology platform have demonstrated improved clinical outcomes in open, minimally invasive and robotic surgery applications. Novadaq’s direct sales revenues are also growing at a rate that outpaces the growth of revenues from the Company’s alliance partnerships.

Novadaq’s direct sales and marketing efforts are currently focused on the following market development activities: (1) commercialization activities required for Novadaq’s launches of PINPOINT and LUNA, including post-market research, clinical studies, key opinion leader development, educational support material development and reimbursement validation; (2) clinical, sales and marketing activities required to support our alliance partners; and (3) marketing activities required to continue to develop new clinically relevant applications for SPY Elite, FIREFLY, PINPOINT and LUNA Imaging technologies.

2.2	Three-Year History

Fiscal 2013 Highlights and Subsequent Events

On November 7, 2013, Novadaq signed an international distribution agreement with Swissray Asia, a leading distributor for radiation oncology and medical imaging equipment in Southeast Asia, pursuant to which Swissray Asia became the exclusive distributor of Novadaq imaging systems for the regions of Australia, Indonesia, New Zealand and certain Southeast Asian countries. Subsequently Novadaq entered into an expanded distribution agreement with Swissray Asia’s parent company, CHC Healthcare Group, for the region of Greater China (including China Hong Kong and Taiwan).

On October 29, 2013, Novadaq closed a public offering of 6,250,000 common shares of the Company, on a bought deal basis, at a price to the public of US$16.75 per common share, pursuant to a base shelf prospectus and an underwriting agreement. Gross proceeds from the offering were approximately US$104,700,000. After the underwriting commissions and other offering expenses, the Company received net proceeds of approximately US$99,600,000. The common shares described above were sold by the Company in the U.S. pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) and were not offered for sale or distributed in any province or territory in Canada.

In August 2013, Novadaq acquired surgical scintigraphy imaging technology that is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. The Company acquired inventory and patents from Digirad Corporation (“Digirad”) related to the “Trapper” Surgical Imaging System for consideration of US$2,000,000 and up to an additional US$1,000,000 upon the achievement of specific regulatory and commercial milestones. In addition, a royalty on sales will be paid for a period of five years from the date of the first commercial sale. Of the initial consideration, approximately US$147,000 has been allocated to inventory, with the remainder allocated to the patents. During 2014, the Company expects to invest in clinical and product development of this technology and it is not expected to generate revenues during 2014. In addition, three other patents were acquired for US$664,853, resulting in total additions of US$2,517,267. All patents acquired are considered to have finite useful lives varying from 13 – 21 years and will be amortized using the straight line method.

On May 7, 2013, Novadaq announced the closing of its public offering of 4,485,000 common shares, on a bought deal basis, at a price to the public of US$12.90 per common share. Gross proceeds from the offering were approximately US$57,857,000, resulting in cash proceeds of US$54,675,000, net of transaction costs.

On April 18, 2013, during a surgeons’ event at the Society of American Gastrointestinal and Endoscopic Surgeons (SAGES) conference in Baltimore, MD, Michael Stamos, MD, Chairman, Department of Surgery, University of California, Irvine, and Principal Investigator for the Novadaq sponsored PILLAR II study reported interim clinical results for the multi-center, prospective study of patients undergoing laparoscopic left anterior resection of the colon during which PINPOINT imaging is performed. The study intended to evaluate the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of laparoscopic colon resection surgery in up to 150 patients. Dr. Stamos reported that among the 66 patients included in the interim data analysis, based on PINPOINT images, investigators made seven revisions to their operative plan in six patients (representing 9.1%), and that the post-operative leak rate was zero percent. Enrollment in the study was concluded in early Q-4 2013.

On March 26, 2013, Fairfax Financial Holdings Limited (“Fairfax”) exercised its right to convert its debentures with principal value of US$5,149,009 in exchange for 2,772,151 common shares in accordance with the terms of the debentures.

On March 15, 2013, Novadaq terminated its Marketing and Sales Distribution Alliance Agreements with KCI USA Inc. and KCI Medical Resources Limited (“KCI”). Novadaq also amended and restated its distribution agreements with LifeCell and LifeCell Medical Resources Limited, subsidiaries of KCI, to reflect the termination of the KCI agreements, without material modifications. The KCI distribution agreements had granted KCI exclusive rights to market and distribute the SPY Imaging System, which includes the LUNA Imaging System for use in surgical and wound care procedures.

In January 2013, the Company hired Tom Tamberrino as Vice President of Sales as part of the Company’s objective to build a direct sales team to sell both the PINPOINT and LUNA products. As of December 31, 2013, the Company’s direct sales team comprised 51 staff members.

Fiscal 2012 Highlights

On December 5, 2012 Novadaq announced that Maimonides Medical Center (“Maimonides”) in Brooklyn, New York, became the first U.S. hospital to purchase a PINPOINT endoscopic fluorescence imaging system. Maimonides also purchased a set of endoscopes and signed long term contracts for service and supply of disposable kits, which are required for each PINPOINT procedure.

On April 9, 2012, Novadaq closed a public offering of 6,100,000 common shares at a public offering price US$5.75 per share. Prior to the closing, the underwriters exercised in full the option to purchase an additional 915,000 common shares at a price of US$5.75 per share solely to cover over-allotments. Gross proceeds from the offering were approximately US$40,300,000 million. After the underwriting commissions and other offering expenses, Novadaq received net proceeds of approximately US$36,900,000. The common shares described above were sold by Novadaq in the U.S. pursuant to the Company’s effective shelf registration statement filed with the SEC and in Canada pursuant to a final short form base shelf prospectus and prospectus supplement filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec.

On March 7, 2012 Novadaq announced that the Centers for Medicare & Medicaid Services (“CMS”) established SPY Vascular Angiography as a new reimbursable service under the Hospital Outpatient Prospective Payment System (“OPPS”). Effective April 1, 2012, SPY was assigned to Ambulatory Payment Classification (“APC”) 0397 Vascular Imaging.

On March 1, 2012, Novadaq’s common shares were approved for listing and began trading on the NASDAQ Global Market (NASDAQ) under the ticker symbol “NVDQ”. Novadaq retained its listing on the Toronto Stock Exchange (“TSX”) under the ticker symbol “NDQ”.

On January 3, 2012, Novadaq signed an agreement naming MAQUET as the exclusive distributor of Novadaq’s CO2 Heart Laser Systems and procedure kits in the U.S. The CO2 Heart Laser System for Transmyocardial Revascularization is indicated for use in patients suffering from severe angina that is not amenable to traditional medical or coronary revascularization therapies. During the TMR procedure, the CO2 Heart Laser creates small channels in the heart tissue that stimulate improvements in blood flow to regions of the heart.

Fiscal 2011 Highlights

On November 30, 2011 Novadaq signed exclusive multi-year sales and marketing agreements with KCI, and its LifeCell business unit, for the commercialization of Novadaq’s SPY System in additional surgical and wound care applications. KCI paid Novadaq exclusivity payments consisting of $3,000,000 upfront.

On March 24, 2011, Novadaq closed a private placement of 4,731,864 units at a price of $3.17 per unit for aggregate gross proceeds of $15,000,000. Each unit consisted of one common share and 0.45 of a warrant. Each warrant had a five-year term and was exercisable for one common share at an exercise price of $3.18.

On February 2, 2011, Novadaq completed the purchase of the TMR business from PLC Systems Inc. (“PLC”) (OTCBB: PLCSF). Under the terms of the agreement, Novadaq acquired substantially all of PLC’s assets in the TMR business including manufacturing rights, product inventories, equipment, IP, regulatory approvals, clinical data and all documentation related to TMR, for US$1,000,000 in cash, and the assumption of PLC’s obligations under service contracts valued at approximately US$614,000. Novadaq had been the exclusive U.S. distributor of PLC’s products for TMR since March 2007.

ITEM 3.	NARRATIVE DESCRIPTION OF THE BUSINESS

3.1	General

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging technology products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical or diagnostic procedures are performed. The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images during a wide variety of complex surgical procedures without exposing the patient to radiation. Novadaq’s products are primarily sold on the basis of providing clinical value, both to healthcare providers and practitioners. Use of the Company’s products has been shown in clinical studies to improve clinical outcomes, which creates economic value to healthcare providers in the form of reduced costs. The SPY fluorescence imaging technology platform enables physicians in multiple specialties to make more informed decisions during both the diagnosis and treatment of complex diseases and conditions. In the operating room, the ability to visualize real-time natural or physiologic blood flow in vessels, micro-vessels and tissue, enables surgeons to make image-driven adjustments to operative plans while procedures are in progress. As demonstrated by the PILLAR II study, post-operative complications occur less frequently than historically reported, patient outcomes are improved and the need for repeat procedures can be reduced.

The World Health Organization (“WHO”) estimates that more than 230,000,000 operations are performed worldwide each year including 48,000,000 inpatient surgeries in the U.S. alone. The National Surgical Quality Improvement Project estimates that, on average, 6.5% of patients suffer complications following surgery, although rates are higher than 20% for some complex surgeries. The mean additional cost for minor complications was calculated at US$9,600 per patient, and for major complications at US$23,870. Van Den Bos et al., (Health Affairs 2011) estimate that costs associated with post-operative adverse events and medical errors total approximately US$20 billion annually in the U.S. The WHO projects that 50% of post-surgical complications are likely preventable.

Perfusion of blood into tissue is essential for survival of the tissue. Unfortunately, many complex surgeries result in damage to the vasculature that provides the perfusion. Prior to the introduction of SPY Imaging by Novadaq, prediction of future tissue viability was largely based on clinical judgment, and clinical judgment often proved inaccurate, with rates of complications associated with tissue necrosis approaching 40% in some procedures including breast reconstruction, head and neck reconstruction, colorectal resection and abdominal wall repair surgeries.

Numerous reports have quantified costs of complications associated with specific surgeries. For example, Vonlanthen et al., (Ann. Surg. 2011) reported a $40,509 increase in average patient care cost due to complications among patients undergoing colon surgery, although costs can exceed $100,000 in specific cases.

Based on management’s interpretation of available statistics and surgeon feedback, we estimate that there are more than 800,000 surgeries performed in the U.S. each year in which impaired tissue perfusion is a frequent cause of post-operative complications. Complications associated with tissue necrosis arise in 5% to 30% of patients undergoing surgeries in our target markets which include breast, head and neck and abdominal wall reconstructions, as well as colorectal and esophageal surgeries. Post-operative complications can range from increased length of intensive care and hospital stay, reoperation, systemic infection, loss of limb, delay of other therapies and death. Novadaq estimates that the total costs associated with necrosis-related complications, in our lead markets in the U.S., is approximately $1.3 billion each year. In addition to post-surgical complications, poor perfusion is a contributing factor in non-healing extremity ulcers which afflict more than 3,500,000 diabetics in the U.S., with an annual cost for treatment of peripheral arterial disease in these patients exceeding $4 billion, according to a report entitled, Diabetic Foot Ulcers Peripheral Artery Disease And Critical Limb Ischemia, published in 2010 by the SAGE Consulting Group, LLC, Atlanta, GA. Additionally, Novadaq estimates that there are more than 500,000 surgeries performed in the U.S. each year in which the imaging of critical structures such as bile ducts, sentinel lymph nodes and lesions associated with endometriosis may be beneficial.

The industry in which the Company operates in is highly competitive and subject to rapid and significant technological change. Potential competitors may have greater financial, technical and human resources and may have significantly more experience in the discovery, development and regulatory approvals of products, and the commercialization of those products than the Company. Accordingly, the Company’s competitors may be more successful in obtaining regulatory approvals and achieving widespread market acceptance of their products.

Currently, there is no procedure that is routinely used to assess blood tissue perfusion during the course of complex surgery. The available technologies for assessing flow, such as x-ray angiography and flow measurement technology, are either impractical for intra-operative use, not relevant to the procedure or have other limitations. As such, management believes the Company’s primary competitors will be manufacturers of x-ray angiography devices such as General Electric, Philips, Siemens and Toshiba.

CT imaging can be used pre-operatively to locate perforator vessels that supply blood to tissue flaps, but unlike SPY, CT imaging does not supply information related to blood flow intensity, which is more relevant to the selection of perforators for flap procedures. Surgeons have also reported that SPY Imaging technologies may be more reliable in locating perforator vessels in the operating room because registration marks made during the CT scan may not be accurate when patients are in certain positions on the operating room table or under the influence of anesthesia. Software analysis tools that are integral to the SPY Elite System can be used to further enhance SPY images, which can allow surgeons to quickly identify the best perforators available.

Surgeons may place electromagnetic flow measuring devices in the target area of concern to give some auditory impression of blood flow to the tissue. These devices generally remain in place for a few days following surgery and are checked at routine intervals during the immediate post-operative recovery period. However, there are reported limitations to the information provided by flow measurements in that the flow signal is only related to the vasculature that is in direct contact with the probe, there is no visual confirmation of complete tissue perfusion and interpretation of the audio signal can be very subjective. Probes may also become dislodged in the routine course of delivering post-operative care to patients.

3.2	Business Strategy

Historically, medical imaging has been associated with diagnosis and the underlying concept that more accurate diagnosis leads to better patient treatment. Radiologists have used MRI, CT and other imaging modalities to diagnose and detect disease more accurately. Novadaq is taking the same concept to the next level by providing the SPY fluorescence imaging modality to surgeons for use during the surgical procedure, enabling better treatment. Just as diagnostic-imaging modalities can be used for many different types of diagnosis, Novadaq’s SPY Imaging platform can be used by multiple physician specialties in a number of different types of interventions including open and minimally invasive surgeries in the operating room or interventional procedures that are typically performed in a clinic.

Since there are multiple surgical procedures that can be advanced by SPY Imaging, Novadaq has applied a multi-product strategy that tailors the needs of the specific procedure or specialty in the embodiment of the product. Novadaq’s product commercialization strategies are based upon first directly developing the evidence of clinical value for our products through work with key opinion leading surgeons and institutions and following that with the building of appropriate sales and marketing strategies directly through early adopters to establish the potential of the business. Once the commercial potential of a product is established, Novadaq evaluates different approaches to achieving full adoption either through an alliance with a market leading company of the specific specialty or through the Company’s direct sales team. Novadaq began its commercial strategies with products that were best suited for alliances. Thus, Novadaq partnered with Intuitive for robotic, LifeCell for plastic reconstructive and gastrointestinal, head and neck and vascular surgical procedures, and MAQUET for the CO2 laser product.

For two newer SPY technology products, the PINPOINT Endoscopic Fluorescence Imaging System for minimally invasive surgery and interventional procedures, and LUNA for outpatient diagnostic imaging in wound care clinics, Novadaq has established its own direct sales team and commercialization strategies. Direct sales and marketing efforts for these systems commenced in the latter half of 2012. The direct strategies for PINPOINT and LUNA include leveraging existing published studies in which SPY Imaging technology has been demonstrated to enhance minimally invasive surgeries and wound care, market awareness for SPY Imaging that has already been built through our alliances and providing support for new studies aimed at generating additional clinical and economic value. More than 1,200 SPY technology systems are in use in hospitals throughout the U.S..

As the Company enters into the fourth year of its commercialization through alliance partners, and the second year of direct sales, the installed base of the technology continues to grow at a rapid pace, Novadaq’s long-term strategy includes continuing to grow SPY technology installed base, and to leverage the installed base by developing and commercializing new fluorescing molecules that will further enable the improvement of clinical outcomes in patients suffering from life-threatening diseases. The Company plans to continue to work with its alliance partners to increase placements and utilization of SPY technology for current applications. Novadaq’s product development team will also continue to support the alliances and the Company’s direct businesses by developing SPY technology device(s), companion software systems and value-added accessories for new applications in clinical settings. Novadaq will also continue its focus on further demonstrating the clinical and economic value of the technology and anticipates supporting new clinical studies and expects that additional publications will be released throughout 2014.

One specific molecule for which Novadaq owns significant IP enables the visualization of nerves throughout a surgical procedure. Novadaq also intends to provide fluorescence imaging with molecules that target specific types of cancer cells such as those in ovarian or pancreatic cancer.

Novadaq believes that there currently is no alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures and is not currently aware of any parties in the U.S. market with competing perfusion assessment products. Likewise, Novadaq is not aware of any visual assessment technology in the outpatient wound care environment. Novadaq believes that its market position, the ongoing advancement of its technology, the quality of its direct sales and marketing infrastructure as well as the market leadership position of its partners will allow it to operate profitably in the future; however, there is no guarantee that it will be able to maintain its current market position, advance its technology or successfully partner or directly sell its products. It is also possible that others may develop competing technologies that are superior to Novadaq’s, making its current products obsolete. The Company intends to vigorously defend its patent estate if infringement was deemed to occur; however, there is no assurance that it will be successful in such defense.

3.3	Business Operations

3.3.1	Open Surgery

SPY and SPY Elite have been 510(k) cleared by the U.S. Food and Drug Administration (“FDA”) for use in the following applications by the FDA: (i) coronary artery bypass graft surgery, (ii) cardiovascular surgery, (iii) plastic surgery, (iv) reconstructive surgery, (v) microsurgery, (vi) organ transplant, and (vii) gastrointestinal surgery.

Plastic and Reconstructive Surgery:

In plastic and reconstructive surgery, if perfusion to tissue is compromised during complex procedures, such as breast and other flap surgeries, the consequences range from tissue necrosis requiring tissue debridement to loss of the newly constructed body part. Such complications often result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay. Two textbook chapters written by the editors of Bostwick’s Plastic and Reconstructive Breast Surgery and Clinics in Plastic Surgery recommend the use of SPY Elite Imaging during breast reconstruction surgery in order to reduce major complications. More than 20 additional publications in the medical literature also support the clinical and cost savings benefits of SPY Imaging in reconstructive surgeries including breast and maxillofacial reconstructions as well as abdominal wall repair. In May 2012, the journal Plastic and Reconstructive Surgery published a Level 1 comparative study in which investigators demonstrated that use of SPY in breast reconstruction surgeries was superior to clinical judgment. In the January 2014, issue of the Aesthetic Surgery Journal, a paper was published that compared the necrosis complication rates, as well as the rates and costs associated with unexpected perfusion-related reoperations for 184 patients who underwent breast reconstruction surgery with SPY Imaging, versus 184 patients who were reconstructed without SPY. Mastectomy skin necrosis rates were lower with SPY, with the biggest reduction being severe necrotic complications. As a result, reoperation rates were lower, and the calculated cost savings due to the lower reoperation rate averaged a little more than $610 per patient. The American Society of Plastic Surgeons (“ASPS”) estimates that in our lead market, approximately 91,655 breast reconstruction surgeries were performed in the U.S. in 2012. Novadaq believes that our market opportunity in reconstructive surgery could potentially extend to approximately 450,000 additional complex reconstructive surgeries, within the more than 5,600,000 reconstructive procedures reported annually by ASPS.

Colorectal Surgery:

High-risk colon resection surgeries, including low and left side resections and stoma creation or reduction, which combined represent about 125,000 open surgeries per year, are associated with high rates of complications including on average 12-16% anastomotic leaks. Colorectal surgeons agree that anastomotic leaks occur for a number of reasons including tension, techniques and poor perfusion. Enhanced visualization of perfusion in the colon may assist surgeons in determining where to make their transection based on the quality of perfusion, which may be of significant clinical benefit. Currently, 60% to 70% of colon resections are performed as open surgeries although this is expected to decrease in future years as minimally invasive surgery becomes more prevalent.

Head and Neck Surgery:

Head and neck surgery involves the harvest, transfer and attachment of soft and sometimes bony tissues to areas of the head and neck that have been either affected by cancer, damaged by traumatic injury or were deformed at birth. If perfusion to tissue is compromised following complex head and neck reconstructive procedures, the consequences range from tissue necrosis requiring tissue debridement, to loss of the newly constructed body part, which can result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay. In published reports, SPY Elite Imaging has been used to assess perfusion following head and neck flap tissue transfer, and has enabled surgeons to take corrective actions to ensure that transferred tissue flaps heal without necrotic loss. According to ASPS 2012 reports, reconstructive surgeons in the U.S. performed more than 209,000 maxillofacial surgeries. Novadaq believes that more 60% of these procedures involved use of tissue flaps, and that this is the main market for SPY in head and neck surgery.

3.3.2	Minimally Invasive Surgery

Novadaq’s PINPOINT Endoscopic Fluorescence Imaging System combines the fluorescence imaging capabilities of SPY Imaging with the High-Definitions visible light imaging capabilities of a traditional endoscopic imaging system. PINPOINT can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery. The demand for minimally invasive procedures is rapidly growing, as smaller incisions lead to faster recovery, thus further leading to reduced length of hospital stay and lower costs. However, small incisions result in reduced visibility for surgeons, and therefore increase the complexity of procedures and the potential for complications. Based on clinical studies in general, gynecological and thoracic procedures and experiences with SPY in open surgery, PINPOINT is expected to provide minimally invasive surgeons with better visualization of important anatomic structures during these complex procedures. Improved visualization and enhanced functional imaging information result in reduced incidences of post-operative complications and lower costs of care. The Company continues to support post-market clinical studies using PINPOINT in minimally invasive gastrointestinal, gynecological, thoracic and general surgery. The Company intends to use the clinical data and user feedback to determine the markets where the value proposition for PINPOINT endoscopic imaging is the strongest.

The first application for PINPOINT is high-risk colon resection surgeries, including low and left side resections and stoma creation or reduction. Combined, these groups represent about 50% of the 250,000 colon resections performed each year in the U.S.. Enhanced visualization and PINPOINT’s ability to provide for the assessment of the viability of the anastomosis quality with respect to perfusion may be of significant clinical benefit.

PINPOINT Imaging allows gastrointestinal surgeons to visualize and objectively analyze perfusion versus non-perfusion in the upper and lower gastrointestinal (“GI”) tract in order to make informed decisions such as where to resect a section of colon. Perfusion to tissue can be compromised in gastrointestinal surgeries, which if not detected during the surgery, can lead to tissue necrosis and leakage, the need for repeat surgery, severe infection and high rates of mortality. In April 2013, interim clinical results for the PILLAR II multi-center, prospective study of up to 150 patients undergoing laparoscopic left anterior resection of the colon were reported during the SAGES conference in Baltimore. Among the 66 patients included in the interim data analysis, investigators, based on PINPOINT images, made revisions to their operative plan in 9% of cases, and the post-operative leak rate was zero percent. Final results of the PILLAR II study, which concluded in Q4 2013, have been submitted for publication. In the second half of 2014, Novadaq plans to initiate PILLAR III, a multi-center randomized study of patients undergoing laparoscopic left colectomy. Additionally, Novadaq has initiated early studies in applications including cholecystectomy, esophagectomy, endometriosis and sentinel lymph node localization.

3.3.3	Cardiovascular and Wound Care:

SPY Imaging technology enables surgeons performing cardiovascular interventions, such as peripheral bypass and stenting, to accurately visualize adequately perfused versus non-perfused tissue while performing the procedure. Surgeons have reported using SPY as a tool to intra-procedurally assess the effectiveness of peripheral vascular interventions, using the information to guide debridement, to make more accurate decisions related to limb salvage and if required, the need and level of digit or lower limb amputations. According to the American Diabetes Association, in 2012, 60% of the 150,000 lower limb amputations performed each year in the U.S. occur in diabetic patients. Novadaq believes that SPY Imaging will enable surgeons to provide these patients with better clinical outcomes.

The LUNA Imaging System, which is based on Novadaq’s core SPY Imaging technology, enables physicians treating chronic wounds to more reliably distinguish between perfused and non-perfused tissue during treatment of diabetic foot ulcers, pressure sores and of other serious chronic non-healing wounds. Since complete removal of non-perfused tissue is critical to healing, the use of LUNA by wound care specialists can lead to better informed treatment decisions, and thereby may improve healing with the potential to reduce the number of visits to treatment centers for patients. Wound care specialists have reported that viewing images as they are being captured may encourage patients to better comply with their prescribed treatments. The SAGE Consulting Group estimates that more than 3,500,000 diabetic patients suffer from poorly- or non-healing ischemic and neuro-ischemic foot ulcers in the U.S., and that between 600,000 and 1,600,000 new ulcers occur each year. Novadaq believes that LUNA Imaging can improve the clinical outcomes and reduce the cost of care for these wounds by providing information that leads to more effective treatment.

3.3.4	Robotics

The Firefly system was FDA 510(k) cleared for use in robotic surgery in February 2011, and the commercial launch of the system was initiated by Intuitive in February 2011, followed by a full launch in July 2011.

3.4	Manufacturing Operations

The Company operates from leased premises in three different locations:

Location	Area	Premise Use	Expiry Date
Richmond, BC	17,330	Manufacturing, research and development	June 30, 2015
Mississauga, ON	4,375	Corporate office and administration	September 29, 2017
Taunton, MA	6,750	Service and repairs	February 28, 2017

Novadaq manufactures SPY Elite, PINPOINT, LUNA Imaging Systems and Firefly hardware components at its manufacturing facility located in Richmond, British Columbia which could produce new lasers or alternatively, can be outsourced to several qualified original equipment manufacturer (OEM) resources. The manufacturing operation is ISO13485: 2003 and Current Good Manufacturing

Practices (“cGMP”) compliant and, as currently configured, has the capacity to manufacture up to 1000 units each year.

A third party currently assembles the consumable supply kits that Novadaq sells for use with its imaging devices. Novadaq has supply agreements with manufacturers of key sub-assemblies including the imaging agent, and alternate sources of supply have been qualified. Novadaq and its service partner handle equipment installation and field service jointly.

3.5	Alliances and Partnerships

Intuitive Surgical Alliance – In January 2009, Intuitive named Novadaq as the exclusive supplier of certain hardware components of the Firefly System and the fluorescence agent required to perform imaging procedures. Intuitive commenced full launch of the Firefly system in July 2011. Novadaq earns revenues principally from sales of hardware components to Intuitive and royalties generated from sales of Firefly Systems by Intuitive to end-users.

LifeCell Alliance - In September 2010, the Company signed a five-year, exclusive North American sales and marketing agreement with LifeCell for Novadaq’s SPY Elite System in open plastic and reconstructive, gastrointestinal and head and neck surgery in the U.S. in February 2011. In November 2011, LifeCell and Novadaq signed another agreement that expanded sales and marketing of the SPY Elite System into vascular surgery in North America and certain other markets including Europe, the Middle East and Japan for a period of six years. As part of the KCI termination agreements (noted below), in March 2013, Novadaq amended and restated the LifeCell 2011 agreement to reflect the termination of the KCI agreements, without material modifications. The Company and LifeCell have entered into preliminary discussions regarding the future disposition of these sales and marketing agreements.

LifeCell’s partnership responsibilities include sales and marketing of SPY Systems and the disposable accessories required to perform each imaging procedure, surgeon and professional education, clinical and clinical study support and reimbursement support. Novadaq remains responsible for product development, manufacturing and service. Pursuant to the LifeCell agreement, for three years, the Company has an annual commitment to spend a minimum amount on SPY Imaging research and development, which such minimums are within the Company’s normal business operating expenses.

LifeCell’s partnership responsibilities include sales and marketing of the SPY Elite System and the disposable accessories required to perform each imaging procedure, surgeon and professional education, clinical and clinical study support and reimbursement support.

Novadaq and LifeCell share revenues generated from the sales based on the following models:

(i)	Placement Model: Hospitals gain access to the technology by paying for each consumable supply used with the SPY Elite System. As part of the revenue sharing formula, the Company is entitled to monthly minimum value for SPY devices placed and a minimum price for consumable supply kits.

(ii)	Rental Sales Model: Hospitals gain access to the technology by paying a monthly fee for use of the SPY Elite System. The monthly fee includes the placement of the SPY device, clinical support and service. A fee for the required disposables is charged in addition to the rental fee.

(iii)	Capital Sales Model: Hospitals directly purchase the SPY Elite hardware, consumables and service.

The majority of our SPY Elite recurring revenues to date have been generated through placements in connection with the placement model described above.

KCI Alliance Termination - On March 15, 2013, Novadaq terminated its marketing and sales distribution alliance agreements with KCI USA Inc. and KCI. Novadaq also amended and restated its distribution agreements with LifeCell and LifeCell Medical Resources Limited, subsidiaries of KCI, to reflect the termination of the KCI agreements, without material modifications.

MAQUET Alliance - In January 2012, Novadaq named MAQUET the exclusive U.S. distributor of the TMR Laser System and the associated disposable products. Under the agreement, the parties share the revenues generated from sale of TMR Laser Systems and associated disposable products, subject to minimum values on the products sold.

Swissray Asia and CHC Alliances - In November 2013, Novadaq signed an international distribution agreement with Swissray Asia, a leading distributor of radiation oncology and medical imaging equipment in Southeast Asia, pursuant to which Swissray Asia became the exclusive distributor of Novadaq imaging systems in Australia, Indonesia, New Zealand and certain southeast Asian countries. Novadaq subsequently entered into an expanded distribution agreement with Swissray Asia’s parent company, CHC Healthcare Group, for the regions of Greater China (including China Hong Kong and Taiwan).

3.6	Major Customers and Segment Revenues

The Company manages its business and evaluates performance based on two operating segments: SPY Imaging technologies and TMR. Below is comparative information for revenues paid to Novadaq by its partners, as well as direct sales to customers, in each segment. There were no sales to joint ventures, controlling shareholders or related parties during the financial years disclosed below.

	2013	2012
(expressed in U.S. dollars)	$	$
Revenue
SPY
Product Revenue	28,423,000	16,167,000
Royalty Revenue	1,889,000	1,850,000
Deferred Partnership Fee Revenue	1,300,000	1,300,000
TMR
Product Revenue	2,597,000	2,870,000
Service Revenue	812,000	802,000

Total Revenue	35,021,000	22,989,000

For the year ended December 31, 2013, sales to major customers included LifeCell in the amount of US$17,299,000 (2012 -US$11,989,000) and Intuitive in the amount of US$6,454,000 (2012 - US$5,306,000).

3.6.1	Reimbursement

The Company’s ability to successfully commercialize products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. Surgeons performing SPY, PINPOINT and LUNA Imaging continue to be professionally reimbursed for performing the procedure by using existing current procedural terminology (“CPT”) codes established by the American Medical Association for the performance of certain procedures.

Below is a chronological history of the establishment of coding, reimbursement and payment:

•	October 2007: CMS established ICD-9-CM code 88.59 - Intra-operative Fluorescence Vascular Angiography, to describe SPY Imaging use during coronary artery bypass graft surgery.

•	October 2010: CMS made ICD-9-CM code 17.71 effective as a billable code for documenting all hospital charges associated with non-cardiac SPY Intra-operative Fluorescence Vascular Angiography procedures. ICD-9-CM procedure code is used by hospitals to describe medical procedures, but does not necessarily result in any direct incremental reimbursement to these facilities.

•	August 2011: CMS issued new guidelines enabling the use of a CPT coding modifier that allows surgeons to bill for each SPY Imaging procedure performed when medically necessary, as compared to previously when they were restricted to one billing regardless of the number of imaging sequences acquired during the surgery.

•	March 2012: CMS assigned SPY (SPY Elite, PINPOINT or Firefly) fluorescence vascular angiography for payment to APC 0397 (Vascular Imaging) under OPPS, effective April 1, 2012. In October 2012, CMS published the final rule for OPPS 2013. Effective January 1, 2013, CMS increased the national average payment for APC 0397 to $330.97 from the previous national average of $154.87.

•	January 2014: CMS reassigned all procedures in APC 0397 resulting in an assignment of fluorescence angiography to Level 1 Radiological Procedures. The national average payment for 0263 is $317.98 and the national average minimum co-payment is $63.00.

Regulatory Matters

The SPY, SPY Elite, PINPOINT, LUNA and FIREFLY Imaging Systems and the CO2 Heart Laser are generally classified as medical devices for regulatory purposes, and the fluorescence agent may be regulated as both a medical device when sold in concert with the SPY Imaging System and as a drug when sold separately. Accordingly, the Company is subject to extensive regulations governing the research, development, manufacture, promotion and marketing of these systems.

U.S.

The SPY Imaging System received 510(k) clearance from the FDA in 2005. Since that time, the Company has received 510(k) clearances from the FDA for labeling revisions for the SPY System which allowed for greater flexibility in the administration of the fluorescence agent, for use of a fluorescence agent manufactured by an alternate supplier and for use of the SPY Imaging System in cardiovascular (including LUNA for the assessment of blood flow in vessels and micro-vessels in extremities), plastic, reconstructive, micro, organ transplant and gastrointestinal surgery. In 2009, the Company received 510(k) clearance for use of the endoscopic version of the SPY Imaging system in minimally invasive procedures. The TMR Laser System is a FDA Premarket Approval (“PMA”) approved product.

European Union

The Conformité Européenne Mark (“CE Mark”) was achieved for the SPY Imaging System in September of 2001 for use in cardiovascular surgery. CE Mark for use of SPY in plastic reconstruction,

micro, gastrointestinal surgery and lymphatic mapping was achieved in the first half of 2012. CE Mark for PINPOINT was also achieved in 2013.

Canada

The Company obtained a Class III device license for the SPY System in cardiac surgery in September 2001. In December 2006, Health Canada issued a Class III device license for the SPY System in urological applications and, in 2011, a Class II device license for the SPY Elite imaging console.

Japan

The SPY Imaging System obtained a shonin in August 2003.

ITEM 4.	BUSINESS RISK FACTORS

Risks Related to Novadaq’s Business

The Company is subject to certain risks and uncertainties inherent in the operation of its business. These risks are many and varied, and are influenced by factors both internal and external to the operation of the business. The risks and uncertainties described below are ordered in accordance with the extent to which they would be expected to impact the Company’s business on an ongoing basis and, accordingly, would require more oversight and active management. It should be noted, however, that lower rank risks may still represent serious threats notwithstanding the expectation that they may be less likely to be realized or may be of a lesser magnitude.

The Company Has Incurred and Continues to Incur Losses

The Company has incurred substantial losses since its inception in 2000 and continues to incur losses and experience negative cash flows. The Company cannot predict if or when it will operate profitably, generate positive cash flows or if it will be able to implement its business strategy successfully. Pursuing its strategy requires the Company to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, the Company needs to continue to grow its revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and it may need to raise additional capital.

Successful Commercialization of the Products

The Company’s future success will depend in large part on its own ability to directly commercialize PINPOINT and LUNA and the ability of its partners to market and sell SPY Elite, FIREFLY, and TMR Laser System (together, the “Products”). Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including fluorescence agent, the performance of Novadaq’s partnering sales organization, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in development phase, in a timely manner. In addition, the Company’s success will depend on its ability to supply the key FIREFLY components of da Vinci Surgical Robotic System and the successful commercialization of that Product. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Products, or whether unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products that are proven to be more clinically or cost-effective.

Shift from Research and Development to Commercialization

Having been founded in 2000, the Company has a limited operating history. Historically, the focus of its operations had been on research and development. However, in mid-2005, the Company shifted its focus towards commercialization with the commercial launch of its system for use during cardiac surgery. In 2009 through 2013, the Company formed certain alliances with four market leading companies for the broad commercialization of Novadaq’s leading products. In 2013, Novadaq established a direct sales organization in the U.S. to sell PINPOINT and LUNA Systems to end-user hospitals and clinics. The successful commercialization of any one of Novadaq’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, some of which will be out of the Company’s control. The Company has incurred losses to date and expects to incur losses in the future. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may affect the profitability of the Company. There can be no assurance that the Company will be able to achieve or sustain profitability in the future.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company has forecasted cash requirements for 2014, and funding from sources currently in place will permit the Company to meet its 2014 operating requirements. However, in the long-term, the Company will require funding from outside sources to complete its business development plans; therefore, the Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of the Company’s products. There is no assurance that the Company will secure additional funding sources or partnerships. Currently, the Company has no committed sources of capital other than a revolving credit agreement, dated August 26, 2011, with a Canadian chartered bank entitling the Company to borrow a maximum limit of $2,500,000, subject to certain conditions. Since its inception, the Company has not utilized its credit facility.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners and direct for sales and marketing to generate revenues. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any joint ventures in which the Company is, or will become, involved.

Any change in the Company’s relationships with its strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by its strategic partners to reduce their commitment to the Company’s products and technology in favor of competing products or technologies, to change or seek to change the terms of the Company’s contractual relationships with them or to bring to an end the various alliances, could have a material adverse effect on the Company’s business and financial results.

In addition, disputes regarding the rights and obligations of the parties may arise under the Company’s agreements with its strategic partners. These and other possible disagreements may lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, commercialization of certain products or could require or result in litigation or arbitration. Moreover, disagreements may arise with the Company’s strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with the Company’s strategic partners could reduce its ability to obtain future collaboration agreements and could have a negative impact on the Company’s relationship with existing strategic partners.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other IP rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses. In particular, Company-owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Novadaq has applied for, is actively pursuing, or has been issued patents relating to the technology used in its proprietary imaging platform in jurisdictions including the U.S., Europe, Japan, Canada, Brazil and India. Applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide the Company with adequate protection from competition. Furthermore, it is possible that third parties in patent litigation may successfully challenge patents issued or licensed to Novadaq. It is also possible for others to develop products, which have the same effect as the Company’s products on an independent basis, or to design around products that it has patented. In either event, if Novadaq is unable to secure or to continue to maintain a preferred position, any of the SPY or PINPOINT Imaging Systems could become subject to competition from the sale of generic or equivalent products.

The products or processes of others may infringe patents issued or licensed to the Company. The cost of enforcing patent rights against infringers, if such infringement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings. The cost to the Company of any patent litigation, even if resolved in its favor, could be substantial. Some of the Company’s competitors may be able to sustain the costs of such litigation more effectively than Novadaq because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, technological innovation and confidential know-how are important to Novadaq’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and, in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Third-Party Intellectual Property Infringement Claims

Other health care, medical device, biopharmaceutical companies and universities may have filed patent applications that may relate or affect the Company’s business. Such patent applications or patents may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection, which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. Novadaq could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s Products or even lead to prohibition of the development, manufacture or sale of certain Products.

Status of Healthcare Reimbursement

Novadaq’s cannot predict changes in either the facility or professional coding reimbursement or payment for the use of its products. The company continues to work closely with CMS and private payer organizations to maximize the opportunity for the establishment of codes, reimbursement and payment.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the Products in new applications and clinical trials and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s future sales and marketing opportunities in other markets.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company. Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by Novadaq. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than Novadaq in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources. Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on Novadaq’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful implementation of a placement, rental or capital sales model for the SPY and SPY Elite System, a rental of capital sales model for LUNA and a capital sales model for PINPOINT. The hospitals and clinics that are expected to be the end-users of the SPY Imaging system and PINPOINT may resist such models or request alternate cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Potential Future Corporate Developments

Management of Novadaq, in the ordinary course of Novadaq’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Novadaq by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material IP, the development of new product lines or new applications for its existing devices, significant distribution arrangements, the sale of all of the shares of Novadaq and other similar opportunities and transactions. Novadaq’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors of Novadaq are buying or selling securities of Novadaq at a time when Novadaq is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of Novadaq’s common shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention and possible dilution to shareholders. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.

Concentration of Accounts Receivable

The Company has partnership agreements with three separate parties that account for the majority of its product sales. The majority of the Company’s accounts receivables are concentrated with these parties along with a foreign distributor and their financial ability to pay is considered stable. The collectability of the Company’s accounts receivables from these parties has not been impacted by recent economic downturns however a default by any of these parties would impact the Company’s profitability.

Potential Fluctuations in the Company’s Financial Results Make Financial Forecasting Difficult

The Company expects its revenues and results of operation to continue to vary significantly from quarter to quarter. Revenues and gross margins may be lower than anticipated due to timing of orders and deliveries, unexpected delays in the Company’s supply chain, general economic and market-related factors, product quality, performance and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, due to the Company’s early stage of commercialization on some products, it cannot accurately predict its future revenues or results of operations or the timing of its current research and development programs. The Company is also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter to quarter comparisons of the Company’s revenues and results of operation may not be meaningful. It is likely that in one or more future quarters, the Company’s results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Company’s common shares might be materially and adversely affected.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescence agent used with certain Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

In the event that a regulatory authority revokes any clearances or approvals granted in respect of the Company’s products, the Company’s business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of medical device and pharmaceutical products in Canada, the U.S. and other countries where the Company markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with cGMP affecting production and storage, the advertising and labeling of products, the reporting of adverse events, and special issues associated with the manufacture and use of laser products. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the U.S. and equivalent regulators in other jurisdictions. Novadaq and its manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may have an adverse effect on the Company’s business. The failure of Novadaq or its manufacturers and suppliers to comply with current or unanticipated changes in existing regulatory requirements could materially harm the Company’s business. Furthermore, there can be no assurance that Novadaq’s manufacturers and suppliers will continue to comply with regulatory requirements, including GMP. In such circumstances, the Company’s business or financial condition may be adversely affected.

The global regulatory environment is ever-evolving with changes to regulations, standards and guidelines and the establishment of new health authorities and/or mergers of divisions within them. Novadaq’s current or future regulatory clearances or approvals may be affected as a result of such changes or reorganization.

The Onco-Life system and the TMR Laser System are PMA products in the U.S. and are subject to a higher standard of regulatory reporting to the FDA. Novadaq’s facilities and quality systems are audited annually with respect to ISO 13485 certification and Health Canada licensure. In 2011, Novadaq successfully completed FDA inspection on its Richmond, British Columbia facility. Future successful review by a health authority inspector is not guaranteed. A negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals and interaction with healthcare professionals. Recent healthcare legislation in the US requires medical device manufacturers to report transfer of value to physicians and teaching hospitals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, Novadaq will need to continue to expand its management and employee base as it continues to support our partners in the commercialization of SPY Elite, LUNA and FIREFLY and the direct U.S. launch of PINPOINT. The Company’s future financial performance, its ability to support commercialization of the SPY Elite, LUNA, FIREFLY and PINPOINT Imaging Systems and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Research and Development Risk

A principal component of Novadaq’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, Novadaq’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, Novadaq will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products. Product development is subject to regulatory overview and approval at significant costs. Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect Novadaq’s business and financial condition.

Novadaq’s Business is Predicated on Licensed Technology

Novadaq’s business is predicated on licensed technology and IP. For example, the technology and IP rights that form the basis for the SPY System is licensed from third parties which subjects Novadaq to certain risks that would not be present had Novadaq developed the technology and IP independently. Specifically, license agreements typically subject Novadaq to milestone obligations and royalty payments. Some of these obligations may be substantial and may obligate the Company to obtain certain regulatory approvals by a specified date or exercise diligence in bringing potential products to market. The failure to meet these obligations typically results in the termination of the license and the loss of rights to the technology. Any such termination could adversely affect the Company’s business and financial condition.

In addition, in many third party licenses, Novadaq has no control over the prosecution of patents and other IP rights underlying such licenses. As a result, Novadaq is dependent on the licensor to diligently pursue and prosecute these IP rights. In such circumstance, the licensor may not have sufficient incentive to diligently pursue such protection. The failure of the licensor to diligently pursue such protection could adversely affect the Company’s business and financial condition.

Additionally, Novadaq typically only receives the benefit of IP protection under these licenses in those jurisdictions where applications for protection are filed. As a result, the failure of the licensor to file applications for protection in all jurisdictions where the Company intends to conduct business could undercut the ability of the Company to successfully carry on business in these jurisdictions. This could adversely affect the Company’s business and financial condition.

Finally, many third party licenses of technology expire when the patents underlying the technology expire or at some period of time after expiration. As a result, the ability of Novadaq to exploit and fully commercialize the technology over time may be limited. This may adversely affect the Company’s business and financial condition.

Ability to Partner, Out-License, Fund Corporate Assets

The Company has multiple assets that are not in the primary focus of commercialization, such as those assets purchased from Xillix for screening applications in gastrointestinal and lung cancers. The Company’s ability to profit from these technologies is not guaranteed, and if Novadaq is unable to locate an appropriate partner, out-license or fund these assets, the Company’s business and financial condition may be adversely affected.

Potential Product Liability

Medical products involve an inherent risk of product liability claims and associated adverse publicity. Novadaq currently maintains liability insurance coverage in the aggregate amount of $10,000,000. While the Company believes such insurance coverage to be adequate, there is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect the Company against potential liability proceedings, Novadaq could be required to cease the commercialization of products that it has developed or even be prevented from beginning the commercialization of new products. The Company’s obligation to pay indemnities or to withdraw a product following claims could adversely affect the Company’s business and financial condition.

Foreign Exchange Fluctuations

The Company generates its sales and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

A significant part of the Company’s manufacturing and home office operations is located in Canada, which results in purchases of approximately $16,930,000 annually. As the exchange rate between Canada and the U.S. becomes volatile, a strengthening in the Canadian currency can expose the Company to an exchange loss while a strengthening in the U.S. currency can result in an exchange gain. For the twelve month reporting period ending December 31, 2013, the exchange rate commenced at par and closed at $1.06 favoring the U.S. currency which also represented the high and low for the year. The Company monitors the exchange rates and manages its cash holdings to address the Company’s Canadian currency spending requirements that are mainly period related. To minimize exchange exposure, the Company has the ability to purchase futures contracts.

The Financial Reporting Obligations of Being a Public Company in the U.S. are Expensive and Time Consuming, and Place Significant Additional Demands on Management

In connection with the listing of our common shares on the NASDAQ Global Market (“NASDAQ”), the Company became subject to public company reporting obligations in the U.S.. The additional obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on management. In accordance with the U.S. Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Company qualifies as an “emerging growth company” (“EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting (“ICFR”) under Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act does not defer compliance with, and Novadaq currently complies with, the requirement of Section 404(a) of the Sarbanes Oxley Act that management assess its ICFR. The Company will remain an EGC until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.0 billion, (b) the date that it become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, which would occur if the market value of the Company’s common shares that are held by non-affiliates exceeds $700,000,000 as of the last business day of its most recently completed second fiscal quarter, (c) the date on which the Company has issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of the Company’s fiscal year containing the fifth anniversary of the date on which its shares become publicly traded in the U.S. (currently December 31, 2017).

As a Foreign Private Issuer, the Company is Subject to Different U.S. Securities Laws and Rules than a Domestic U.S. Issuer, which may limit the Information Publicly Available to the Company’s U.S. Shareholders

The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell common shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may lose its Foreign Private Issuer Status in the Future, which Could Result in Significant Additional Costs and Expenses to the Company

In order to maintain its current status as a foreign private issuer, non-residents of the U.S. must either directly or indirectly own a majority of the Company’s common shares unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if majorities of the Company’s common shares are held in the U.S. and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”). If the Company were not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

ITEM 5.	ACQUISITIONS

In August 2013, Novadaq acquired surgical scintigraphy imaging technology that is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. The Company acquired inventory and patents from Digirad related to the “Trapper” Surgical Imaging System for consideration of $2,000,000 and up to an additional $1,000,000 upon the achievement of specific regulatory and commercial milestones. In addition, a royalty on sales will be paid for a period of five years from the date of the first commercial sale. Of the initial consideration, approximately $147,000 has been allocated to inventory, with the remainder allocated to the patents. In addition, three other patents were acquired for $664,853, resulting in total patent acquisition cost of $2,517,267. All patents acquired are expected to have finite useful lives varying from 13 – 21 years and will be amortized using the straight-line method.

In February 2011, Novadaq completed the purchases of the TMR business from PLC. The purchase consideration consisted of $1,000,000 cash paid and the settlement of the Company’s prepaid asset of $586,740 stemming from the pre-existing relationship with PLC.

ITEM 6.	INTELLECTUAL PROPERTY

Novadaq’s IP consists of 49 patent families representing 128 granted or allowed patents and 90 applications in various stages of review and prosecution. The majority of the Company’s patents and patent applications claim hardware, software and methods related to fluorescence imaging and include embodiments for both open and minimally invasive surgery. Twelve of the granted patents relate to TMR surgery.

The Company believes that the protection of its IP is an essential element of its business and the Company intends to continue its investment in the development of its IP portfolio. Applications to broaden the Company’s patent protection are being pursued in the imaging of blood flow and tissue perfusion for plastic and reconstructive surgery, cardiovascular, surgery, organ transplant and neurosurgery. The Company is also pursuing patents related to new fluorescence imaging agents, including a proprietary nerve-targeted imaging agent. These new fluorescence imaging agents will be compatible with the growing installed base of Novadaq imaging systems.

The Company pursues a global IP strategy, registering for patent protection in all jurisdictions where it intends to carry on business, including the U.S., Canada, Japan, major European markets and the emerging BRICK (Brazil, Russia, India, China and Korea) markets. The Company also relies upon trade secrets, know-how and other proprietary, confidential information for the protection of its technology. The Company requires all employees, consultants, scientific advisors and other contractors to enter into confidentiality agreements to protect against the disclosure of such proprietary information.

In addition to developing its own IP portfolio, the Company has licensed and acquired IP rights from third parties through exclusive licenses, collaborative research and asset purchase agreements. Under a license agreement with the National Research Council of Canada dated June 30, 2000, as amended, the Company acquired the worldwide exclusive license to certain technology incorporated in SPY Imaging products. In 2006, the Company entered into an exclusive agreement with the University of Rochester to license a broad portfolio of patent applications in the field of intra-operative fluorescence guided imaging in a variety of clinical applications including image-guided, nerve-sparing prostatectomy. Under an asset purchase agreement entered into in 2007 with Xillix Technologies Corp. (“Xillix”), the Company acquired all of Xillix’s intellectual property. In 2011, the Company acquired all IP assets related to equipment and methods for TMR surgery from PLC.

ITEM 7.	HUMAN RESOURCES

As of December 31, 2013, the Company employed approximately 152 employees, including 10 members of senior management and 142 full-time employees. Approximately 70 employees are involved in sales and marketing activities, approximately 39 employees are engaged in research and development activities, approximately 24 employees are engaged in operational activities and approximately 9 employees are engaged in general and administrative activities. None of the Company’s employees belong to or are represented by a labor union.

ITEM 8.	FACILITIES

The Company’s corporate head office is located in Mississauga, Ontario, Canada. The corporate head office houses mainly administrative functions such as human resources and finance. All of the Company’s research and development and manufacturing activities are carried out in its facility in Richmond, British Columbia. The Company also leases premises in Taunton, MA to support its service operation.

ITEM 9.	DIVIDENDS

As of the date of this Annual Information Form, the Company has not paid any dividends on its common shares to date. The Company’s current intention is to retain earnings to fund the development and growth of the Company, and therefore the Company does not anticipate declaring or paying any cash dividends in the near to medium term. The Company’s board of directors (the “Board of Directors”) will determine if and when dividends should be paid in the future based on all relevant circumstances, including the desirability of financing further growth of the Company and the Company’s financial position at the relevant time.

ITEM 10.	DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

As at December 31, 2013, there were a total of 54,894,038 common shares issued and outstanding. The holders of the common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each common shares held at such meetings. The holders of the common shares will be entitled, at the discretion of the Board of Directors, to receive out of any or all profits or surplus of the Company properly available for the payment of dividends, any dividend declared by the Board of Directors and payable by the Company on the common shares. The holders of the common shares will participate ratably in any distribution of the assets of the Company upon the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Preferred Shares

As at December 31, 2013, there were no preferred shares outstanding. The Company is authorized to issue an unlimited number of preferred shares, which may be issued from time to time in one or more series. The Board of Directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the Board of Directors to apply to any series of preferred shares, the holders of preferred shares shall be entitled to receive notice of meetings of the shareholders pursuant to the by-laws of the Company, but shall have no right to be present at or vote either in person, or by proxy, at any of the general meetings by virtue of or in respect of their holding of preferred shares (except where holders of a specified class or series of shares are entitled to vote separately as a class or series as provided in the Canada Business Corporations Act or under applicable securities laws).

Subject to any rights, privileges, restrictions and conditions that may have been determined by the Board of Directors to apply to any series of preferred shares or any restrictions in any of the Company’s debt agreements:

a)	the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends;

b)	with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the preferred shares shall rank on a parity with the preferred shares of every other series and be entitled to a preference and priority over the common shares and over any other shares of the Company ranking junior to the preferred shares; and

c)	on winding-up, liquidation or dissolution of the Company or upon the happening of any other event giving rise to a distribution of assets other than by way of dividend amongst the Company’s shareholders for the purposes of winding-up its affairs, the holders of the preferred shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any other shares, for each preferred share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

Convertible Debentures

As at December 31, 2013, all of the Company’s convertible debentures (the “Debentures”), which were issued pursuant to a 2009 private placement in the amount of $5,150,000 and set to mature on February 18, 2014, were converted and the principal value of the Debentures was nil.

Stock Options and Warrants

As at December 31, 2013, a total of 2,710,944 stock options were outstanding under the Company’s employee stock option plan. The Company has issued 609,838 warrants in connection with the private placement of US$6,610,157, net of cash transaction costs of US$511,180, in exchange for 3,049,205 units at a price of $2.43 per unit, completed in February 2010. Each warrant has a five-year term and is exercisable for one common share at an exercise price of $3.00. The Company also issued 128,066 broker warrants as a part of the compensation payable to a placement agent. The broker warrants have a term of three (3) years and are exercisable at a price of $2.82. On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of $3.18. As at December 31, 2013, there are 393,873 warrants outstanding from the February 2010 issuance and 1,561,515 warrants outstanding from the March 2011 issuance. All broker warrants have been exercised as at December 31, 2013.

Since the conversion of such shareholder warrants issued in February 2010 and March 2011 are in a currency different than the Company’s functional currency, International Financial Reporting Standards require that they be classified on the consolidated statement of financial position of the Company as a financial liability based on their fair values and are re-measured at each reporting period. Any changes in fair values are recognized through the consolidated statements of loss and comprehensive loss.

ITEM 11.	MARKET FOR SECURITIES

11. 1	Trading Price and Volume

The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) the under symbol “NDQ”. The price ranges and trading volume of Company’s common shares in 2013 on the TSX were as follows (share price is stated in Canadian dollars per common share):

Month	Open	High	Low	Close	Volume (Total)
January, 2013	9.29	9.97	8.96	9.23	44,345
February, 2013	9.38	10.23	8.68	10.04	376,845
March, 2013	10.40	11.82	9.98	9.98	171,557
April, 2013	10.11	14.25	10.01	13.55	386,986
May, 2013	13.65	14.94	12.54	14.43	250,968
June, 2013	14.31	15.36	12.96	14.12	122,843
July, 2013	14.35	14.81	12.96	14.12	114,069
August, 2013	13.65	15.75	12.26	15.47	143,301
September, 2013	16.50	17.51	15.09	17.00	23,925
October, 2013	17.54	19.51	16.00	17.26	57,064
November, 2013	17.15	18.35	16.50	17.72	46,746
December, 2013	17.48	18.37	16.51	17.26	27,657

The Company’s common shares are listed and posted for trading on the NASDAQ under the symbol “NVDQ”. The price ranges and trading volume of Company’s common shares in 2013 on the NASDAQ was as follows (share price is stated in U.S. dollars per common share):

Month	Open	High	Low	Close	Volume (Total)
January, 2013	9.00	10.13	8.94	9.39	3,104,800
February, 2013	9.47	10.05	8.53	9.91	7,881,200
March, 2013	9.66	11.58	9.66	9.91	8,856,800
April, 2013	9.95	14.20	9.87	13.47	11,246,100
May, 2013	13.44	14.69	12.45	13.56	7,491,200
June, 2013	13.49	15.07	12.19	13.46	3,619,300
July, 2013	13.55	14.41	12.22	13.70	4,285,700
August, 2013	13.59	15.00	11.72	14.89	4,960,200
September, 2013	15.00	17.21	14.30	16.58	4,867,600
October, 2013	16.69	18.77	15.31	16.53	7,675,700
November, 2013	16.51	17.60	15.67	16.65	3,751,700
December, 2013	16.58	17.23	15.50	16.49	3,172,800

11. 2	Prior Sales

The price and volume of securities of the Company not traded or quoted on a marketplace issued for the most recently completed fiscal year is discussed above under “Description of Capital Structure”.

ITEM 12.	DIRECTORS AND OFFICERS

12. 1	Directors and Senior Management

The names, municipalities of residence, principal occupations and positions with the Company of the directors and executive officers of the Company are set forth below. Directors of the Company serve as such until the next annual meeting of shareholders, or until their successors are elected or appointed.

To the knowledge of the Company, as of the date of this Annual Information Form and based on the information provided by the directors and executive officers, the directors and senior management of the Company collectively beneficially own or exercise control or direction over, directly or indirectly, 5,261,731 common shares of the Company, which represents approximately 13.1% of the issued and outstanding common shares as of December 31, 2013.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director Since
DR. ARUN MENAWAT Oakville, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer	July 2003
RICK MANGAT Markham, Ontario	Sr. Vice President and General Manager	Sales and marketing support	Not applicable
STEPHEN PURCELL Oakville, Ontario, Canada	Chief Financial Officer	Chief Financial Officer	Not applicable
ROGER DECK Toronto, Ontario, Canada	Vice President of Operations	Vice President of Operations	Not applicable
MARY KAY BAGGS Fairhope, Alabama, United States	Sr. Vice President, Marketing	Sr. Vice President, Marketing	Not applicable
AARON DAVIDSON(1) (2) Caledon, Ontario, Canada	Director	Managing Director, H.I.G. Capital Management	July 2004
ANTHONY GRIFFITHS(2)(3) Toronto, Ontario, Canada	Chairman, Director	Business Consultant and Corporate Director	June 2002
HAROLD O. KOCH, JR.(1)(3) Mandeville, Louisiana, United States	Director	Executive Vice President and Chief Scientific Officer, Nestle Health Science - Pamlab, Inc.	September 2003
WILLIAM A. MACKINNON(1)(2) Toronto, Ontario, Canada	Director	Corporate Director	May 2009
G. STEVEN BURRILL(3) San Francisco, California, United States	Director	CEO, Burrill & Company	May 2011

Notes:

(1)	Denotes member of the Audit Committee.
(2)	Denotes members of the Compensation Committee.
(3)	Denotes members of the Governance Committee.

The following is a brief description of the backgrounds of the current directors and officers of the Company:

Arun Menawat. Dr. Menawat has been the President and Chief Executive Officer of Novadaq since April 2003. From 1999 to 2003, Dr. Menawat held increasing executive responsibilities including President and Chief Operating Officer of Cedara Software Corporation, a publicly traded medical imaging software company. Prior to joining Cedara, Dr. Menawat was Vice President of Operations at Tenneco Inc., a diversified business conglomerate, now separated into multiple companies. He also served as business manager and research & development manager at Hercules Incorporated, a specialty chemicals company. Dr. Menawat holds a B.S. in biology from the University of District of Columbia and an M.S. and Ph.D. in Chemical (Bio) Engineering from the University of Maryland and research in biomedical engineering at the National Institutes of Health. He also holds an Executive MBA from the J.L. Kellogg School of Management, Northwestern University.

Rick Mangat. Dr. Mangat co-founded Novadaq in April of 2000 and is a co-inventor of the SPY System. The research element of his PhD thesis (Pharmacology and Therapeutics), performed at the National Research Council of Canada (Institute for Biodiagnostics), formed the foundation for SPY

Imaging and related IP. Dr. Mangat has led the research, development and commercialization teams at Novadaq from bench-top through clinical use of the SPY System and is now responsible for the general management of Novadaq’s commercial business unit including sales and marketing. Dr. Mangat received his Bachelor of Science from the University of Toronto and a PhD from the University of Manitoba.

Stephen Purcell. Mr. Purcell has been Chief Financial Officer since January 12, 2009, after joining Novadaq as Director of Finance in March 2008. Prior to joining the Company, Mr. Purcell served approximately five years as Corporate Controller of Sealy Canada Ltd. In addition, Mr. Purcell has held a number of senior financial management roles, including Chief Financial Officer of Canron Corp. Mr. Purcell has a business degree from Saint Francis Xavier University.

Roger Deck. Mr. Deck has over 20 years of operational and financial experience. Prior to being Vice President of Operations, he was the Chief Financial Officer of Novadaq from 2004 to June 2008. Mr. Deck served as Vice President, Financial Advisory Services at PricewaterhouseCoopers LLP from 2001 to 2003. From 2000 to 2001, Mr. Deck worked with J.R./Janus Merchant Brokers Ltd., an independent mid-market M&A advisory firm. Prior to that role, Mr. Deck served as Vice President of Merchant Banking at Brascan Corporation, starting in this position in 1996. Mr. Deck is a chartered accountant and holds a Bachelor’s degree in Economics from the University of Western Ontario.

Mary Kay Baggs. Ms. Baggs has over 25 years of clinical, sales and marketing experience in the cardiovascular medical device market in start-up, mid-size and large companies, beginning her career at Boston Scientific Corporation. Ms. Baggs first joined Novadaq as Vice President of Marketing in October 2004. In December 2010, Ms. Baggs assumed the additional role of Sr. Vice President, Business Development, Surgical Systems, and subsequently in February 2012, she became Sr. Vice President of Marketing. From 2002 to 2004, Ms. Baggs served as Vice President of Marketing for Chase Medical, Richardson, Texas. Previously held positions include Director of Marketing at Biocompatibles PLC and Director of Marketing at Cardiothoracic Systems and Guidant Corporation. Ms. Baggs holds a diploma from the New England Deaconess Hospital School of Nursing and Northeastern University, and a Bachelor of Science from Louisiana State University.

Aaron Davidson. Mr. Davidson is a Managing Director of H.I.G. BioVentures and focuses on investment opportunities in the life sciences sector. Prior to joining H.I.G. in 2004, he was a Vice President with Ventures West with a focus on venture investing in life science companies. Mr. Davidson began his career with Lilly where he spent a decade with Lilly in various management roles in the U.S. and Canada including business development, strategic planning, market research, and financial planning. Mr. Davidson currently serves on the boards of Alder Biopharmaceuticals Inc., Cardeas Pharma, HyperBranch Medical Technology, Intact Vascular, NeurAxon Inc., and Novadaq. He served on the board of Salmedix and Gemin X Pharmaceuticals prior to their acquisitions by Cephalonin in 2005 and 2011, respectively, and on the board of Oncogenex Pharmaceuticals prior to its public listing. Mr. Davidson earned his MBA from Harvard Business School and a Bachelor of Commerce degree from McGill University.

Anthony Griffiths. Mr. Griffiths is Chairman of the Board of Directors and is currently an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987, and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. Mr. Griffiths is also the Chairman of Russel Metals Inc., and a director of Fairfax Financial Holdings Limited.

Harold O. Koch, Jr. For the past 38 years, Mr. Koch has held senior management positions in research and development, regulatory, and business development in the pharmaceutical and Class III medical device fields. Mr. Koch was the Vice President of Business Development & Scientific Affairs and later Senior Vice President at Pamlab L.L.C., a developer, licensor and marketer of pharmaceutical products since July 2002, and effective January 1, 2012, became the Executive Vice President and Chief Scientific Officer of Pamlab (now Nestlé Health Science – Pamlab, Inc.). Prior to joining Pamlab, Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc., Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds three U.S. patents in ophthalmology, one of which is the leading viscoelastic product in the U.S. (Viscoat), with annual sales in excess of US$100,000,000 and four pending applications. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University and is an active member of the Licensing Executives Society.

William A. Mackinnon. Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April 1999 until his retirement in December 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the board of directors of each of KPMG Canada, KPMG International and KPMG Americas. He is an active volunteer and currently serves as a member of the board of The Toronto Community Foundation, The Toronto East General Hospital Foundation, St. Stephen Community House and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., Pioneer Petroleum, Osisko Mining Corporation and the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

G. Steven Burrill. Mr. Burrill is the Chief Executive Officer of Burrill & Company, a diversified global financial services firm focused on the life sciences industry. Prior to founding the firm in 1994, Mr. Burrill spent 28 years with Ernst & Young LLP, directing and coordinating the firm’s services to clients in the biotechnology, life sciences, high technology and manufacturing industries worldwide. In addition to Novadaq, he currently serves on the boards of directors of AliveCor, Catalyst Biosciences, Depomed (NASDAQ: DEPO), NewBridge, and XDx. Previously, he served as Chairman of the Boards of BioImagene, Abunda Nutrition and Pharmasset. Mr. Burrill is a founder and currently serves as Chairman of the board of the National Science and Technology Medals Foundation (NSTMF). Additionally, he serves as Chairman of the San Francisco Mayor’s Biotech Advisory Committee and the Global Virus Network. Mr. Burrill chaired the National Research Council study on linkages in biotechnology between Japan and the U.S., and was also involved with the U.S.-Japan Science and Technology Agreement Study of Technology Transfer Mechanisms between the U.S. and Japan. Other not-for-profit activities include serving on the boards of directors of the Life Science Foundation (Chairman), the World Council for Ethical Standards (Chairman), the Vilas County (Wisconsin) Economic Development Corporation (VCEDC) (Chairman), the National Health Museum (Vice Chairman), the Bay Area Science Infrastructure Consortium, BayBio (Emeritus), The Buck Institute for Research on Aging, California Healthcare Institute (Emeritus), The Exploratorium (Emeritus), The Gladstone Foundation, The Kellogg Center for Biotechnology, the MIT Center for Biomedical Innovation, BIO Ventures for Global Health (BVGH), and the Harvard Medical School Genetics Advisory Council. He serves on the editorial boards of Scientific American, the Journal of Commercial Biotechnology and Life Science Leader, and also serves on the advisory boards of the Center for Policy on Emerging Technologies (C-PET) and BioAg Gateway, City of Madison. He is an advisor to the University of Illinois Institute for Genomic Biology, the University of Wisconsin-College of Agriculture and Life Sciences, the University of Minnesota College of Biological Sciences, University of California, Davis and Duke University, and is an adjunct professor at the University of California, San Francisco. He also serves on the advisory boards for the Department of Biology at San Francisco State University and the Biotechnology Master’s Program in the Department of Biology at the University of San Francisco. He serves on the BioNJ Diagnostics and Personalized Medicine Committee.

12. 2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Griffiths was a director of AbitibiBowater Inc. until June 2010. The company and certain of its U.S. and Canadian subsidiaries filed for protection in Canada under the CCAA and in the U.S. under Chapter 11 of the U.S. Bankruptcy Code in April 2009. On December 9, 2010 the company emerged from creditor protection under the CCAA in Canada and Chapter 11 in the U.S..

Mr. Griffiths was formerly a director of PreMD Inc. until February 2010, and, in connection with the voluntary delisting of the company’s shares from the TSX, cease trade orders were issued in April 2009, requiring all trading in and all acquisitions of securities of the company to cease permanently due to the company’s failure to file continuous disclosure materials required by Ontario securities law. The cease trade orders are still in effect.

Mr. Griffiths was also a director of Slater Steel Inc. until August 2004, which operated under the protection of the CCAA in an orderly wind-down in June 2003. In addition, the company and the Canadian court ordered monitor filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code with respect to the company’s U.S. and Canadian subsidiaries.

Other than as noted above, no director or executive officer of the Company is, or within the past ten years before the date of this Annual Information Form has (i) been a director, chief executive officer or chief financial officer of a company that was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, trustee or receiver manager appointed to hold its assets; or (iii) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

12. 3	Conflicts of Interest

Certain directors and officers of the Company are also directors, officers and shareholders of other companies that are similarly engaged in the research and development of medical products. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any property or opportunity. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

In the opinion of the Company, there are no existing or potential conflicts of interests among the Company, its subsidiary, any directors or officers of the Company or its subsidiary, or other insiders of the Company at this time.

ITEM 13.	LEGAL PROCEEDINGS

Management of the Company is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against the Company which would be material to the Company’s financial condition or results of operations.

ITEM 14.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding common shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect the Company.

ITEM 15.	TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar for the common shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario. Computershare Trust Company, N.A. is the co-transfer agent for the common shares at its offices in Golden, Colorado.

ITEM 16.	MATERIAL CONTRACTS

The only material contracts entered into by the Company within the past year, or entered into before the most recently completely financial year but still in effect, other than in the ordinary course of business, are the following:

(a)	License Agreement with National Research Council of Canada referred to under “Intellectual Property”;

(b)	License, Development and Supply Agreements with Intuitive referred to under Narrative Description of the Business – Alliances and Partnerships”;

(c)	Marketing and Sales Distribution Alliance Agreements with LifeCell referred to under the “Narrative Description of the Business – Alliances and Partnerships”; and

(d)	Distribution Agreement with Maquet Cardiovascular LLC referred to under “Three-Year History – Fiscal 2012 Highlights” and “Narrative Description of the Business – Alliances and Partnerships”.

ITEM 17.	INTERESTS OF AUDITORS

Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2013.

ITEM 18.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. You may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Company’s Management Information Circular.

Additional financial information is provided in the Consolidated Financial Statements and Management’s Discussion and Analysis for the financial year ending December 31, 2013.

APPENDIX “A”

AUDIT COMMITTEE INFORMATION

1.	Audit Committee Charter

See Schedule I attached hereto.

2.	Composition of the Audit Committee

The Audit Committee of the Company is currently comprised of Mr. William Mackinnon, Mr. Harold Koch Jr. and Mr. Aaron Davidson. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees.

3.	Relevant Education and Experience

Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April, 1999 until his retirement in December, 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the FCA designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the Board of Directors of each of KPMG Canada, KMPG International and KMPG Americas. He is an active volunteer and currently serves as Chair of the Board of Directors and Executive Committee member of the Toronto East General Hospital and a member of the board of The Toronto Community Foundation and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., of Pioneer Petroleum, of Osisko Mining Corporation and of the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

For the past 38 years Mr. Koch has held senior management positions in research and development, regulatory, and business development in the pharmaceutical and Class III medical device fields. Mr. Koch was the Vice President of Business Development & Scientific Affairs and later Senior Vice President at Pamlab L.L.C., a developer, licensor and marketer of pharmaceutical products since July 2002, and effective January 1, 2012, became the Executive Vice President and Chief Scientific Officer of Pamlab. Prior to joining Pamlab, Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc., Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds 3 US patents in ophthalmology, one of which is the leading viscoelastic product in the US (Viscoat), with annual sales in excess of US$100,000,000. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University and is an active member of the Licensing Executives Society.

The Audit Committee has delegated to Mr. Mackinnon the authority to approve non-audit services up to a maximum amount of $25,000, unless Mr. Mackinnon is of the view that the provision by Ernst & Young LLP of such non-audit services could potentially impair the independence of Ernst & Young LLP as the Company’s external auditor. Mr. Mackinnon is required, under the terms of such delegation, to report to the Audit Committee with respect to any such pre-approvals at the first scheduled meeting of the Audit Committee following such pre-approval.

4.	External Auditor Services

Audit Fees

Ernst & Young LLP charged the Company $277,500 for audit services in 2013 and $277,500 for audit services in 2012.

Audit Related Fees

Ernst & Young LLP charged the Company $268,350 for audit related services for the period from January 1, 2013 to December 31, 2013, and $225,740 for audit related services for the period from January 1, 2012 to December 31, 2012.

Tax Fees

Ernst & Young LLP charged the Company $159,750 for tax services for the period of January 1, 2013 to December 31, 2013, and $47,750 for tax services for the period between January 1, 2012 and December 31, 2012.

All Other Fees

Ernst & Young LLP charged the Company $2,000 for other services for the period of January 1, 2013 to December 31, 2013, and $2,000 for other services for the period of January 1, 2012 to December 31, 2012.

SCHEDULE I

AUDIT COMMITTEE CHARTER OF

NOVADAQ TECHNOLOGIES INC.

Section 1	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Novadaq Technologies Inc., and any subsidiaries from time to time, (the “Company”). The primary function of the Audit Committee is to assist the directors of the Company in fulfilling their applicable roles by:

(a)	recommending to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of such external auditor;

(b)	directly overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company by the Company’s external auditor;

(d)	satisfying themselves that adequate procedures are in place for the review of the Company’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the present and former auditor of the Company; and

(g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Company to any governmental body or the public;

(h)	monitoring compliance with the Company’s Code of Ethics through the assistance of the Disclosure and Compliance Committee, which comprises the Chief Executive Officer, the Chief Financial Officer and a senior vice president.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles, to conduct investigations or to assure compliance with laws and regulations or the Company’s internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor.

Section 2	COMPOSITION AND MEETINGS

The Audit Committee should be comprised of a minimum of three directors, such directors as are determined by the Board, each of whom shall be independent and financially literate, within the meaning of Multilateral Instrument 52-110 of the Canadian Securities Administrators (as defined in Appendix “A”) (or exempt therefrom). A majority of members must be resident Canadians. All members of the Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant. Each member should have experience or education that provides for an understanding of the accounting principles used by the Company to prepare its financial statements, an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or experience actively supervising one or more persons engaged in such activities) and an understanding of internal controls and procedures for financial reporting.

The members of the Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The members of the Audit Committee may be removed by the other members of the Board at any time. The Chair may be removed by the other members of the Board or the Committee in consultation with the Board at any time.

The Committee should meet at least four times annually, or more frequently as circumstances require. The Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Committee may ask members of Company management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and the external auditor of the Company, and others as they consider appropriate.

In order to foster open communication, the Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee or its Chair should meet with Company management quarterly in connection with the Company’s interim financial statements.

A quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine, provided that a majority thereof are resident Canadians.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Committee shall determine upon 48 hours of notice to each of its members. The notice period may be waived by all members of the Committee. Each of the Chairman of the Board, the external auditor, the President and Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Committee to call a meeting.

Section 3 ROLE

In addition to the matters described in Section 1, the Audit Committee should:

(1)	Determine any desired agenda items.

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time.

(3)	Review the public disclosure regarding the Audit Committee required by Multilateral Instrument 52-110.

(4)	Summarize in the Company’s annual report the Committee’s composition and activities, as required.

(5)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents/Reports Review

(6)	Review the Company’s annual budgets, and annual and interim financial statements, including any certification, report, opinion or review rendered by the external auditor, and review related MD&A.

(7)	Review other financial information provided to any governmental body or the public as they see fit.

(8)	Review and approve the Company’s annual and interim earnings press releases before the Company publicly discloses this information.

(9)	Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

External Auditor

(10)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor. Instruct the external auditor that its ultimate client is not management.

(11)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(12)	Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Company to determine their independence.

(13)	Review and approve requests for any material non-audit services or other engagement to be performed by the external auditor and be advised of any other material study undertaken by the external auditor at the request of management that is beyond the scope of the audit engagement letter and related fees.

(14)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(15)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(16)	Communicate directly with the external auditor; and arrange for the external auditor to report directly to the Audit Committee.

(17)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Committee and the full Board as needed.

Financial Reporting Processes

(18)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(19)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(20)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(21)	Consider proposed major changes to the Company’s accounting principles and practices.

Reporting Process

(22)	If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

(23)	Review the scope and plans of the external auditor’s audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

(24)	Periodically consider the need for an internal audit function, if not present.

(25)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(26)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(27)	Where there are significant unsettled issues that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

(28)	Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

(29)	Review the system in place to seek to ensure that the financial statements, related MD&A and other financial information disseminated to governmental organizations and the public satisfy applicable requirements.

Risk Management

(30)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(31)	If considered appropriate, conduct or authorize investigations into any matters within the Committee’s scope of activities. The Committee is empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any such investigation.

(32)	Perform any other activities as the Committee deems necessary or appropriate.

(33)	Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to prepare financial statements, to plan or conduct internal or external audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles, as these are the responsibility of management and in certain cases the external auditor. Nothing contained in this Charter is intended to require the Committee to ensure the Company’s compliance with applicable laws or regulations.

(34)	The Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Company’s security holders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Company or other liability whatsoever.

Section 4	AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(1)	Anyone may submit a complaint regarding conduct by the Company or its respective employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair of the Audit Committee should oversee the treatment of such complaints.

Procedures

(2)	The Chair of the Audit Committee is designated to receive and administer or supervise the administration of employee complaints.

(3)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint to (the following confidential e-mail address (l) or to a confidential mail box at l).

Investigation

(4)	The Chair of the Audit Committee should review and investigate the complaint. Corrective action should be taken when and as warranted.

Confidentiality

(5)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

The Chair of the Audit Committee should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.